SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

DIGIMARC CORPORATION

(Name of Subject Company)

DIGIMARC CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

253807101

(CUSIP Number of Class of Securities)

Bruce Davis
Chief Executive Officer and Chairman of the Board
Digimarc Corporation

9405 S.W. Gemini Drive

Beaverton, Oregon 97008

(503) 469-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Roy W. Tucker, Esq.
Perkins Coie LLP
1120 N.W. Couch Street, 10th Floor
Portland, Oregon 97209
(503) 727-2000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2008 (as the same has been or may be amended or supplemented from time to time, the “Schedule 14D-9”) by Digimarc Corporation, a Delaware corporation (“Digimarc”).  The Schedule 14D-9 relates to the tender offer by Dolomite Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of L-1 Identity Solutions, Inc., a Delaware corporation (“L-1”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Digimarc, together with the associated preferred stock purchase rights of Digimarc (collectively, the “Shares”) at a purchase price of $12.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated July 17, 2008 (the “Amended and Restated Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (that, together with the Amended and Restated Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).  The Offer is being made in connection with an Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, as amended by Amendment No. 1, dated as of July 17, 2008, by and among L-1, Purchaser and Digimarc (as such may be amended or supplemented from time to time, the “Merger Agreement”).  The Offer is described in the Schedule TO, filed by L-1 and Purchaser with the SEC on July 3, 2008, as amended by Amendment No. 1, filed by L-1 and Purchaser with the SEC on July 17, 2008 (as such may be amended or supplemented from time to time, the “Schedule TO”).

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2.                                        Identity and Background of Filing Persons.

1.               All references to the “Offer to Purchase” are amended to be references to the “Amended and Restated Offer to Purchase.”

2.               The first two paragraphs under Item 2(b) “Tender Offer” are amended and restated in their entirety as follows:

“This Schedule 14D-9 relates to the tender offer by Purchaser, a wholly owned subsidiary of L-1, to purchase all of the outstanding Shares at the Offer Price, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase and in the related Amended and Restated Letter of Transmittal, which together constitute the Offer. The Offer is being made in connection with the Merger Agreement, pursuant to which L-1 has agreed to acquire Digimarc, which following the Spin-Off (as defined below) will consist only of the identification systems business of Digimarc. Accordingly, stockholders of Digimarc (the “Stockholders”) will be eligible to receive cash consideration from L-1 pursuant to the Offer and shares in a new publicly-held company following the Spin-Off, which will hold Digimarc’s digital watermarking business. The market value of the shares of the new publicly-held company will not be known until the shares start trading. The Offer Price does not include the value attributable to the Spin-Off.   The Offer is described in the Schedule TO. Copies of the Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal are filed as Exhibits (a)(13) and (a)(14), respectively, to this Schedule 14D-9.

“The Merger Agreement provides, among other things, that following the completion of the Offer and subject to certain conditions set forth therein, Purchaser will merge with and into Digimarc and Digimarc will continue as the surviving corporation and a wholly owned subsidiary of L-1 (the “Merger”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by L-1 or Purchaser, which Shares will be cancelled and will cease to exist, or stockholders who exercise appraisal rights under Delaware law with respect to their Shares) will be cancelled and converted into the right to receive $12.25 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Amended and Restated Offer to Purchase, which also contains a discussion of the treatment of employee stock options, and is filed as Exhibit (a)(13) to this Schedule 14D-9.”

3.               The fourth paragraph under Item 2(b) “Tender Offer” is amended and restated in its entirety as follows:

“As set forth in the Schedule TO, L-1’s principal executive office is 177 Broad Street, 12th Floor, Stamford, CT 06901.”

Item 3.                                        Past Contacts, Transactions, Negotiations and Agreements.

1.     All references to the “Offer to Purchase” are amended to be references to the “Amended and Restated Offer to Purchase.”

2.     The first sentence of the first paragraph under Item 3 “Past Contacts, Transactions, Negotiations and Agreements” is amended and restated in its entirety as follows:

“Except as set forth in this Item 3, or in the Information Statement of Digimarc attached to this Schedule 14D-9 as Annex A (as such may be amended or supplemented from time to time) (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Digimarc or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) L-1, Purchaser or their respective executive officers, directors or affiliates.”

3.               Item 3(b) is amended and supplemented by adding the following text thereto:

“Amendment No. 1 to the Merger Agreement.

On July 17, 2008, L-1, Purchaser and Digimarc entered into Amendment No. 1 to the Merger Agreement pursuant to which the parties agreed to adjust the Offer Price to $12.25.”

Item 4.                                        The Solicitation or Recommendation.

1.               Under Item 4(b) “Background and Reasons for the Recommendation of Digimarc’s Board of Directors,” the section entitled “Background of the Offer” is amended and supplemented by adding the following text thereto:

“On July 3, 2008, L-1 and Purchaser commenced the Offer.

“On July 17, 2008, L-1, Purchaser and Digimarc executed Amendment No.1 to the Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, pursuant to which the parties agreed to adjust the Offer Price to $12.25.”

2.               Under Item 4(b) “Background and Reasons for the Recommendation of Digimarc’s Board of Directors,” the section entitled “Reasons for the Recommendation of Digimarc’s Board of Directors” is amended and restated in its entirety as follows:

“Following a review and discussion of all relevant information regarding the Merger and the Offer, at a meeting on June 29, 2008, Digimarc’s board of directors determined that the Offer and the Merger are in the best interests of Digimarc and the Stockholders, and unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Digimarc and its Stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommended that the Stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. In reaching its decision, Digimarc’s board of directors identified the following reasons for approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Stockholders accept the Offer:

“The Offer and the Merger will create significant stockholder value with respect to Digimarc’s secure ID business. In light of the continuing trend of increasing competition, and the resulting uncertainty this competition represents with respect to smaller secure ID companies, Digimarc’s board of directors believes that the Merger presents an opportunity to realize the value of the secure ID business, which view is supported by the significant premium represented by the secure ID business implicit in the Offer Price. Based on the closing price of L-1 common stock on March 14, 2008, the date prior to the announcement of the Merger that Imperial Capital used to conduct its analysis, and before attributing any value to the spin-off of the digital watermarking business to the Stockholders, the Offer Price implies:

•                  a 43.8% premium, based on the closing price of Digimarc common stock on March 14, 2008,

•                  a 29.8% premium, based on the weighted-average closing price of Digimarc common stock for the three months ended March 14, 2008,

•                  a 24.5% premium, based on the average closing price of Digimarc common stock for the six months ended March 14, 2008,

•                  a 15.0% premium, based on the average closing price of Digimarc common stock for the year ended March 14, 2008, and

•                  a 34.0% premium, based on the average closing price of Digimarc common stock for the three years ended March 14, 2008.

“Separating the digital watermarking business from the secure ID business enhances stockholder value. Digimarc’s board of directors believes that separating the digital watermarking business and the secure ID business will better enable each business to reach its full potential. Management believes the secure ID business would be disadvantaged over time in competing in an increasingly global market without access to additional capital and more significant resources. The trend of increasing competition in the secure ID market, where company size and reach are key differentiating factors, is expected to continue. On the other hand, management and Digimarc’s board of directors believe that growth opportunities exist for the digital watermarking business. Management and Digimarc’s board of directors also believe that focusing on the digital watermarking business will encourage more creativity and energy to grow this business profitably. Digimarc’s board of directors believes that the separation of the digital watermarking business from Digimarc and the Merger of Digimarc with Purchaser offer the potential to unlock the full value of Digimarc’s businesses in both the short and long term, which Digimarc’s board of directors does not believe has been fully recognized by the investment community.

“In addition, Digimarc’s board of directors reached its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommend that the Stockholders accept the Offer based on the following reasons:

•                  the Offer provides for a cash tender offer for all of the Shares held by the Stockholders to be followed by the Merger in which all the outstanding Shares (other than Shares held by the Purchaser, L-1 or by Stockholders, if any, who properly exercise their appraisal rights under Delaware law) would be converted into the right to receive cash equal to the Offer Price, thereby enabling the Stockholders to obtain the benefits of the transaction at the earliest possible time;

•                  the financial presentation of Imperial Capital and its opinion dated June 29, 2008 to the Digimarc Board as to the fairness, from a financial point of view and as of that date, of the consideration to be received by the Stockholders pursuant to the Offer and the Merger, which is described more fully below in Item 4(d)—Opinion of Digimarc’s Financial Advisor, beginning on page 15 and in the written opinion of Imperial Capital attached as Annex B.

•                  the value of the shares of DMRC Corporation to be received by the Stockholders in the Spin-Off;

•                  the advice of RA Capital, a financial advisor to the Digimarc Board that has extensive industry experience with businesses similar to the digital watermarking business, with respect to the value of Digimarc Corporation following the Spin-Off;

•                  the current and historical trading prices of the Shares compared to other competitors in the secure ID market;

•                  the historical financial and operational performance and trading prices of the Shares;

•                  various alternatives to the Offer, the Merger and the Spin-Off, including continuing to operate the secure ID business and the digital watermarking business as a combined, independent enterprise, and the risks associated with those alternatives;

•                  the results of the solicitations of interest from other entities to engage in an acquisition transaction with Digimarc in connection with the evaluation of the best available alternative for the Stockholders;

•                  the trend of increasing competition in the secure ID market;

•                  the historical performance and reputation of the L-1 management team;

•                  the ability of Digimarc and L-1 to complete the Offer and the Merger, including their ability to obtain necessary regulatory approvals and the obligations to try to obtain those approvals, and measures taken by Digimarc and L-1 to provide reasonable assurance to each other that the Offer and the Merger will occur, including the provisions of the Merger Agreement that require Digimarc or L-1 to compensate the other in some circumstances if the Offer does not occur;

•                  Digimarc’s ability to entertain subsequent acquisition proposals if various conditions are satisfied, including that the acquisition proposal was not solicited by Digimarc and the Digimarc Board determines that the proposal could reasonably be expected to lead to a superior proposal;

•                  Digimarc’s right to terminate the Merger Agreement before the Purchaser’s acceptance of the Shares tendered in the Offer to enter into an acquisition transaction with a third party that the Digimarc Board determines to be a superior proposal, if Digimarc pays a termination fee of $10,850,000 to L-1;

•                  the fact that the closing of the Offer is not subject to any financing condition; and

•                  other terms of the Merger Agreement, including the representations, warranties and covenants, and the conditions to each party’s obligation to complete the Offer and the Merger.

“The board of directors also considered a variety of risks and other potentially negative factors concerning the Offer and the Merger. These included the following:

•                  the fact that the nature of the transaction as a cash transaction would prevent the Stockholders from being able to participate in any value creation that Digimarc’s secure ID business could generate following the completion of the Offer and the Merger, as well as any future appreciation of the combined company;

•                  the Purchaser’s obligation to accept the tendered Shares in the Offer and consummate the Merger is subject to certain conditions, including the minimum condition, which requires that the number of Shares that has been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn prior to the expiration of the Offer, together with any Shares then owned by L-1, Purchaser or their respective subsidiaries, represent more than 50% of the currently outstanding Shares on a fully-diluted basis, and these conditions may not be satisfied, including as a result of events outside of Digimarc’s control;

•                  the fact that gains from the Merger and the Spin-Off generally will be taxable to the Stockholders for U.S. federal income tax purposes;

•                  the restrictions on Digimarc’s ability to solicit or engage in discussions with a third party about an alternative transaction and the requirement that Digimarc pay L-1 a termination fee in order for Digimarc’s board of directors to accept a superior proposal;

•                  the risk of diverting Digimarc management’s focus from other strategic opportunities and operational matters to implementing the Offer, the Spin-Off and the Merger;

•                  the potential conflicts of interest of some Digimarc executive officers and directors; and

•                  the possibility of customer, supplier, management and employee disruption associated with the Offer, the Spin-Off and the Merger.

“The discussion above describes the reasons Digimarc’s board of directors reached its decision to (1) determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Digimarc and its Stockholders; (2) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommend that the Stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. Because of the variety of factors considered, Digimarc’s board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors together. In addition, individual members of Digimarc’s board of directors may have given different weights to different factors.

“For the reasons described above, Digimarc’s board of directors recommends that the Stockholders accept the Offer and tender their Shares pursuant to the Offer.”

Item 9.                                        Exhibits.

Item 9 is hereby amended and restated as follows:

Exhibit	Exhibit Name

(a)(1)	Offer to Purchase dated July 3, 2008.(1)(2)

(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9). (1)(2)

(a)(3)	Notice of Guaranteed Delivery. (1)(2)

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

Exhibit	Exhibit Name

(a)(6)	Press Release issued by L-1 on June 30, 2008, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by L-1 with the SEC on June 30, 2008.

(a)(7)	Press Release issued by Digimarc on June 30, 2008, incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Digimarc on June 30, 2008.

(a)(8)	Form of Summary Advertisement as published on July 3, 2008 in The Wall Street Journal. (1)

(a)(9)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9) (2)

(a)(10)	Opinion of Imperial Capital to the Board of Directors of Digimarc Corporation, dated June 29, 2008 (included as Annex B to this Schedule 14D-9) (2)

(a)(11)	Press Release issued by Digimarc on July 7, 2008 (incorporated by reference to Exhibit (a)(11) to Amendment No. 1 to the Schedule 14D-9 filed by Digimarc with the SEC on July 7, 2008).

(a)(12)	Press release issued by Digimarc on July 16, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Digimarc with the SEC on July 16, 2008).

(a)(13)	Amended and Restated Offer to Purchase dated July 17, 2008.(3)

(a)(14)	Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9). (3)

(a)(15)	Amended and Restated Notice of Guaranteed Delivery. (3)

(a)(16)	Press Release issued by L-1 on July 17, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 17, 2008).

(a)(17)	Press Release issued by Digimarc on July 17, 2008 (incorporated by reference to Exhibit 99.1 to Digimarc’s Current Report on Form 8-K filed with the SEC on July 17, 2008).

(e)(1)

Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among Digimarc, L-1 and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).

Exhibit	Exhibit Name

(e)(2)

Form of Amended and Restated Support Agreement, dated as of June 29, 2008, by and among L-1, Purchaser and certain directors and officers of Digimarc (incorporated by referenced to Exhibit 10.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).

(e)(3)

Form of Indemnification Agreement between Digimarc and each of its executive officers and directors (incorporated by reference to Exhibit 10.19 to Digimarc’s Annual Report on Form 10-K, as filed with the SEC on March 13, 2006).

(e)(4)

Employment Agreement, dated as of July 16, 2001, between Digimarc and Bruce Davis (incorporated by reference to Exhibit 10.1 to Digimarc’s Quarterly Report on Form 10-Q, as filed with the SEC on May 15, 2003).

(e)(5)	Form of Change of Control Retention Agreement (incorporated by reference to Exhibit 10.1 to Digimarc’s Current Report on Form 8-K, as filed with the SEC on January 4, 2007).

(e)(6)

Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated as of July 17, 2008, by and among Digimarc, L-1 and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Digimarc with the SEC on July 17, 2008).

(g)	None.

(1)                        Incorporated by reference to the Schedule TO filed by L-1 with the SEC on July 3, 2008.

(2)                        Included in mailing to stockholders of Digimarc.

(3)                        Incorporated by reference to Amendment No. 1 to the Schedule TO filed by L-1 with the SEC on July 17, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2008

DIGIMARC CORPORATION

By:	/s/ BRUCE DAVIS
Bruce Davis
Chairman and Chief
Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)	Offer to Purchase dated July 3, 2008.(1)(2)

(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9). (1)(2)

(a)(3)	Notice of Guaranteed Delivery. (1)(2)

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and L-1 Nominees. (1)(2)

(a)(6)	Press Release issued by L-1 on June 30, 2008, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by L-1 with the SEC on June 30, 2008.

(a)(7)	Press Release issued by Digimarc on June 30, 2008, incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Digimarc on June 30, 2008.

(a)(8)	Form of Summary Advertisement as published on July 3, 2008 in The Wall Street Journal. (1)

(a)(9)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9) (2)

(a)(10)	Opinion of Imperial Capital to the Board of Directors of Digimarc Corporation, dated June 29, 2008 (included as Annex B to this Schedule 14D-9) (2)

(a)(11)	Press Release issued by Digimarc on July 7, 2008 (incorporated by reference to Exhibit (a)(11) to Amendment No. 1 to the Schedule 14D-9 filed by Digimarc with the SEC on July 7, 2008).

(a)(12)	Press release issued by Digimarc on July 16, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Digimarc with the SEC on July 16, 2008).

(a)(13)	Amended and Restated Offer to Purchase dated July 17, 2008.(3)

(a)(14)	Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9). (3)

(a)(15)	Amended and Restated Notice of Guaranteed Delivery. (3)

Exhibit	Exhibit Name

(a)(16)	Press Release issued by L-1 on July 17, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 17, 2008).

(a)(17)	Press Release issued by Digimarc on July 17, 2008 (incorporated by reference to Exhibit 99.1 to Digimarc’s Current Report on Form 8-K filed with the SEC on July 17, 2008).

(e)(1)

Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among Digimarc, L-1 and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).

(e)(2)

Form of Amended and Restated Support Agreement, dated as of June 29, 2008, by and among L-1, Purchaser and certain directors and officers of Digimarc (incorporated by referenced to Exhibit 10.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).

(e)(3)

Form of Indemnification Agreement between Digimarc and each of its executive officers and directors (incorporated by reference to Exhibit 10.19 to Digimarc’s Annual Report on Form 10-K, as filed with the SEC on March 13, 2006).

(e)(4)

Employment Agreement, dated as of July 16, 2001, between Digimarc and Bruce Davis (incorporated by reference to Exhibit 10.1 to Digimarc’s Quarterly Report on Form 10-Q, as filed with the SEC on May 15, 2003).

(e)(5)	Form of Change of Control Retention Agreement (incorporated by reference to Exhibit 10.1 to Digimarc’s Current Report on Form 8-K, as filed with the SEC on January 4, 2007).

(e)(6)

Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated as of July 17, 2008, by and among Digimarc, L-1 and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Digimarc with the SEC on July 17, 2008).

(g)	None.

(1)                        Incorporated by reference to the Schedule TO filed by L-1 with the SEC on July 3, 2008.

(2)                        Included in mailing to stockholders of Digimarc.

(3)                        Incorporated by reference to Amendment No. 1 to the Schedule TO filed by L-1 with the SEC on July 17, 2008.